03011856

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. SECTION

SEC FILE NUMBER
8-32250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buttles Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Dune Road
(No. and Street)

West Hampton Beach — NY — 11978
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosedale & Scerbo, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2001 Grove Street — Wantagh — NY — 11793
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John S. Buttles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buttles Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John S. Buttles
Signature

President
Title

Ellen Brown Allard
Notary Public

ELLEN BROWN ALLARD
Notary Public, State of New York
No. 30-4932550
Qualified in Nassau County
Commission Expires July 25, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BUTTLES CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2002

THE BUTTLES CORPORATION
CONTENTS TO FINANCIAL STATEMENTS

	PAGE
INDEPENDENT AUDITORS' REPORT........................	1-2
STATEMENT OF FINANCIAL CONDITION...................	3
STATEMENT OF INCOME AND RETAINED EARNINGS..........	4
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY.......	5
STATEMENT OF CASH FLOWS............................	6
NOTES TO FINANCIAL STATEMENTS......................	7-9
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5.............	10
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC.................................	11-12
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE...	13-15

ROSEDALE
&
SCERBO
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Buttles Corporation
West Hampton Beach, New York

We have audited the accompanying statement of financial condition of The Buttles Corporation as of December 31, 2002 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Buttles Corporation at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 and Note 5, the Company's ability to continue as a going concern is dependent on attaining future revenues from a small number of customers. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 26, 2003

THE BUTTLES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 58,542
Due from Stockholder (Note 5)	57,552
Prepaid Expenses	1,200
TOTAL CURRENT ASSETS	117,294
Property and Equipment (Note 2)	10,727
TOTAL ASSETS	$ 128,021

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts Payable	$ 9,615
Corporate Taxes Payable	1,558
TOTAL LIABILITIES	11,173
STOCKHOLDER'S EQUITY	
Common Stock - $.01 par value, 100 shares	1
Additional Paid-In Capital	60,999
Retained Earnings	55,848
TOTAL STOCKHOLDER'S EQUITY	116,848
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 128,021

The accompanying notes are an integral part of these financial statements.